SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 13, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	March 13, 2007

TAM is leader in the domestic and international market

São Paulo, March 13, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) announces operating data for February 2007, as disclosed by the National Civil Aviation Agency (ANAC) today.

According to ANAC, TAM registered a 31.2% growth in domestic RPK (demand) compared to the same period last year, and a 28.3% increase in domestic ASK (supply). In February, market demand increased by 16.1% and market supply increased by 13.7% . TAM registered a domestic market share (RPK) of 47.3%, 5.5 p.p. growth compared to the same period in 2006. TAM's domestic load factor was 67.8%, aligned with the market average.

In the international market, TAM registered 72.9% growth in RPK and 89.3% in ASK, compared to February 2006. The company reached a market share of 61.0%, representing 39.3 p.p. growth year-on-year. TAM reached 69.4% load factor, higher than the market average 67.2% .

The total scheduled yield for February 2007 decreased compared with February 2006, remaining aligned to January 2006.

Below our operating data for February 2007:

Operating data	Feb-2007	Feb-2006	Var. %

Domestic Market
ASK (millions) – Supply	2,319	1,808	28.3%
RPK (millions) – Demand	1,572	1,198	31.2%
Load Factor	67.8%	66.2%	1.5 p.p.
Market share	47.3%	41.9%	5.5 p.p.

International Market
ASK (millions) – Supply	1,061	560	89.3%
RPK (millions) – Demand	736	426	72.9%
Load Factor	69.4	76.0%	(6.6) p.p.
Market share	61.0%	21.7%	39.3 p.p.

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Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 47.3% domestic market share and 61.0% international market share at the end of February 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

Provision on future information:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.